UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*



                          OneLink Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   682676 10 1
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                             Ronald E. Eibensteiner
                          801 Nicollet Mall, Suite 1860
                          Minneapolis, Minnesota 55402
                                 (612) 338-8958
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 17, 1999
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

                                  SCHEDULE 13D

---------------------------                    ---------------------------------
CUSIP No.   682676 10 1                          Page  2   of   5    Pages
                                                    -------   ------
------------- ------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS/
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
              Ronald E. Eibensteiner
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)                                     (a) [ ]
                                                                     (b) [ ]

------------- ------------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------------
4             SOURCE OF FUNDS (SEE INSTRUCTIONS)
              Not Applicable
------------- ------------------------------------------------------------------
5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                       [ ]

------------- ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
------------------------- --------- --------------------------------------------
       NUMBER OF          7         SOLE VOTING POWER   1,158,000 (includes
         SHARES                     430,000 shares obtainable upon exercie of
      BENEFICIALLY                  options or warrants currently exercisable or
        OWNED BY                    exercisable within 60 days of this report)
                          --------- --------------------------------------------
          EACH            8         SHARED VOTING POWER
       REPORTING
         PERSON                     None
          WITH            --------- --------------------------------------------
                          9         SOLE DISPOSITIVE POWER 1,158,000 (includes
                                    430,000 shares obtainable upon exercise of
                                    options or warrants currently exercisable or
                                    exercisable within 60 days of this report)
                          --------- --------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    None
------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,158,000 (includes 430,000 shares obtainable upon exercise of options or warrants currently exercisable or exercisable within
              60 days of this report)
------------- ------------------------------------------------------------------
12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (SEE INSTRUCTIONS)                                  [ ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              16.2%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              IN
------------- ------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                ------------------------------------
CUSIP No.   682676 10 1                       Page  3   of   5    Pages
                                                -------   --------
------------- ------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS/
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
              Wyncrest Capital, Inc.   (41-1763752)
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)                                      (a) [ ]
                                                                      (b) [ ]

------------- ------------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------------
4             SOURCE OF FUNDS (SEE INSTRUCTIONS)
              WC
------------- ------------------------------------------------------------------
5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                       [ ]

------------- ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Minnesota
------------------------- --------- --------------------------------------------
       NUMBER OF          7         SOLE VOTING POWER   830,000 (includes
         SHARES                     230,000 shares obtainable upon exercise of
      BENEFICIALLY                  currently exercisable warrants)
        OWNED BY          --------- --------------------------------------------
          EACH            8         SHARED VOTING POWER
       REPORTING
         PERSON                     None
          WITH            --------- --------------------------------------------
                          9         SOLE DISPOSITIVE POWER 830,000 (includes
                                    230,000 shares obtainable upon exercise of
                                    currently exercisable warrants)
                          --------- --------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    None
------------- ------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 830,000 (includes 230,000 shares obtainable upon exercise of currently exercisable warrants)
------------- ------------------------------------------------------------------
12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (SEE INSTRUCTIONS)                                [ ]

------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              12.0%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              CO
------------- ------------------------------------------------------------------

               Amendment No. 1 to Schedule 13D filed May 26, 1998
              by Ronald E. Eibensteiner and Wyncrest Capital, Inc.


Item 1.  Security and Issuer.

         This filing relates to Common Stock, $.01 par value, of OneLink Communications, Inc. (the "Company"), 10340 Viking Drive, Eden Prairie, Minnesota 55344.

Item 2.  Identity and Background.

         No change.

Item 3.  Source and Amount of Funds or Other Consideration.

         On March 17, 1999, Wyncrest Capital, Inc. ("Wyncrest") capital exercised warrants to purchase 200,000 shares of the Company's Common Stock for aggregate consideration of $200,000. Working capital was used for such acquisition.

Item 4.  Purpose of Transaction.

         No change.

Item 5.  Interest in Securities of the Issuer.

         Mr. Eibensteiner beneficially owns 1,158,000 shares of the Company's Common Stock, representing 16.2% of the shares of Common Stock which would be outstanding assuming exercise of all options and warrants held by Mr. Eibensteiner and Wyncrest, consisting of 128,000 shares and currently exercisable options to purchase 200,000 shares held direct and 600,000 shares and currently exercisable warrants to purchase 230,000 shares held by Wyncrest.

         Wyncrest beneficially owns 830,000 shares of the Company's Common Stock, representing 12% of the shares of Common Stock which would be outstanding assuming exercise of all warrants held by Wyncrest, consisting of 600,000 shares and currently exercisable warrants to purchase 230,000 shares.

         Mr. Eibensteiner has sole voting and investment power over the shares owned by him and, by virtue of his control of Wyncrest, has sole voting and investment power over the shares owned by Wyncrest.

         On March 17, 1999, Mr. Eibensteiner transferred, without consideration, Warrants to purchase an aggregate of 600,000 shares of the Company's Common Stock, including Warrants to purchase 300,000 shares to Wyncrest.

         On March 17, 1999, Wyncrest exercised Warrants to purchase 200,000 shares of the Company's Common Stock for aggregate consideration of $200,000.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         1. Joint Filing Agreement (incorporated by reference to Exhibit 1 to initial filing on Schedule 13D, filed May 26, 1998)


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:     April 6, 1999.


                                                  /s/ Ronald E. Eibensteiner
                                                  Ronald E. Eibensteiner


                                                  WYNCREST CAPITAL, INC.


                                                  By /s/ Ronald E. Eibenstiener
                                                     Its President




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